111 West Monroe Street Chicago, IL 60603-4080 T 312.845.5125 F 312.516.3925 navarro@chapman.com

September 15, 2011

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I
(the “Trust”)
(File No.: 333-176229)(CIK 1527566)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on September 7, 2011 regarding the registration statement on Form S-6 for Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I, filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2011. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The Investment Summary - Strategy of Portfolio Selection section of the prospectus (page A-3) indicates that Value Architects Asset Management LLC (“Value Architects”) will assist in the selection of the securities comprising the Trust’s portfolio. You requested that we provide a supplemental explanation as to why Value Architects is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “Act”).

Response 1

Historically, the sponsors of unit investment trusts (“UITs”) have been responsible for selecting the portfolios of the UITs and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Act. Value Architects, as portfolio consultant, will assume Hennion’s duty of selecting the Trust’s portfolio. Based upon the discussion below, Hennion believes that Value Architects should also not be considered an investment adviser under the Act.

Section 2(a)(20) of the Act provides, in part, the following:

“Investment adviser” of an investment company means (A) any person who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

As stated above, in order to be an investment adviser to an investment company under the Act, a party must either:

(i) enter into a contract with the investment company to provide advisory services (an “Advisory Contract”), or

(ii) enter into a contract to perform substantially all of duties set forth in the Advisory Contract on behalf of the applicable investment adviser.

With regard to the Trust, Value Architects does not satisfy either of those requirements. First, Value Architects has not entered into a contract with the Trust to provide advisory services. The portfolio consulting agreement is between Value Architects and Hennion, the Trust is not a party. Second, while it is debatable as to whether the Reference Trust Agreement that will be executed by Hennion to establish the Trust is an agreement that satisfies clause A of Section 2(a)(20), the services assumed by Value Architects through the portfolio consulting agreement represent a small portion of Hennion’s responsibilities under the Reference Trust Agreement. In addition to determining which securities are deposited in the Trust, the Reference Trust Agreement requires Hennion to, among other things, perform significant bookkeeping and administrative services, be heavily involved in the unit creation and redemption processes and in the trust organization, evaluation, supervision and termination processes. As a result, Value Architects will not “regularly perform substantially all of the duties undertaken” by Hennion under the Reference Trust Agreement. Accordingly, despite the fact that Value Architects is a federally-registered investment adviser, Hennion believes that Value Architects is not an investment adviser of the Trust under the Act.

Comment 2

You requested that the prospectus disclose that Value Architects will be paid a portfolio consulting fee as set forth in a footnote to the Fee Table and identify the amount of such portfolio consulting fee.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

You requested that the Investment Summary - Investment Objective section (page A-3) describe the term “total return.”

Response 3

The requested disclosure has been added to the prospectus.

Comment 4

In the Investment Summary - Strategy of Portfolio Selection section (page A-3), it is stated that the Trust will invest “in the publicly traded common stock of companies and closed-end investment companies (the “Funds”).” Two sentences later, it is stated that the “Portfolio Consultant selected Funds that invest primarily in fixed income securities of U.S. and/or foreign issuers.” You requested that we correct the apparent inconsistency therein.

Response 4

The Investment Summary - Strategy of Portfolio Selection section has been revised in accordance with your request to clarify that the Trust will directly invest only in common stocks and closed-end investment companies.

Comment 5

You requested that we fill in the blank spaces under the Investment Summary - Strategy of Portfolio Selection and Investment Summary - Description of Portfolio sections (page A-3) to designate the sectors represented by the common stocks of the companies in the Trust’s portfolio.

Response 5

The blank spaces have been populated with the anticipated sectors of the portfolio.

Comment 6

The seventh bullet point under the Investment Summary - Principal Risk Considerations (pages A-3 - A-4) section includes a statement that “Certain Funds may utilize substantial leveraging in their portfolios.” You requested that if investing in Funds that utilize leverage is part of the investment strategy of the Trust, the prospectus disclose such strategy in the appropriate Investment Summary - Strategy of Portfolio Selection section.

Response 6

We have been advised by the sponsor that the Trust does not seek to invest in Funds that utilize leverage as part of its investment strategy, and as a result, this bullet point has been deleted from the Principal Risk Considerations section of the prospectus.

Comment 7

You requested that we add “(“junk bonds”)” after “high-yield debt obligations” in the eighth bullet point under the Investment Summary - Principal Risk Considerations (pages A-3 - A-4) section.

Response 7

The requested disclosure has been added to the prospectus.

Comment 8

The ninth bullet point under the Investment Summary - Principal Risk Considerations (pages A-3 - A-4) section includes a statement that “Certain Funds will write call options on their assets.” You requested that if investing in Funds that write call options is part of the investment strategy of the Trust, the prospectus disclose such strategy in the appropriate Investment Summary - Strategy of Portfolio Selection section.

Response 8

We have been advised by the sponsor that the Trust does not seek to invest in Funds that write call options as part of its investment strategy, and as a result, this bullet point has been deleted from the Principal Risk Considerations section of the prospectus.

Comment 9

You requested that we revise the first paragraph in The Trust - Objective section (page B-2) to mirror that of the Investment Summary - Investment Objective section (page A-3).

Response 9

The requested disclosure has been added to the prospectus.

Comment 10

You requested that if the derivatives described in the Risk Considerations - Derivatives section (page B-10) are a part of the investment strategy of the Trust, the prospectus disclose such strategy in the appropriate Investment Summary - Strategy of Portfolio Selection section.

Response 10

We have been advised by the sponsor that the Trust does not seek to invest in Funds that invest in derivatives as part of its investment strategy, and as a result, such disclosure has not been included in the Investment Summary - Strategy of Portfolio Selection section or as part of the primary risks of the Trust in the Investment Summary - Principal Risk Considerations section in Part A of the prospectus. Because the Funds are managed funds and could invest in derivatives, we have retained the risk disclosure related to derivatives included in Part B of the prospectus among other general risk considerations.

In addition to making revisions in response to your comments, we have revised the prospectus to reflect certain other minor changes and corrections.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about September 22, 2011 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By         /s/ SCOTT R. ANDERSON

Scott R. Anderson